UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. ___)*

Under the Securities Exchange Act of 1934

Bio-Path Holdings, Inc.
(Name of Issuer)
Common Stock, no par value per share
(Title of Class of Securities)

09057N 102
(CUSIP Number)
Peter H. Nielsen 2626 South Loop, Suite 180 Houston, Texas 77054 (832) 971-6616
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 10, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	09057N 102
1	NAME OF REPORTING PERSON
Peter H. Nielsen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)	☐ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,456,100
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
7,456,100
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,456,100(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6%(2)
14	TYPE OF REPORTING PERSON
IN

(1) Includes (i) 5,164,433 shares owned of record, (ii) 2,250,000 shares of common stock issuable upon the exercise of options that are currently exercisable and (iii) 41,667 shares of common stock issuable upon the exercise of options within 60 days of the date hereof.

(2) All shares of common stock beneficially owned by Peter H. Nielsen represent 9.6% of the outstanding shares of common stock of the Issuer based on (i) 75,380,214 shares outstanding as of August 5, 2013 plus (ii) the aforementioned 2,250,000 shares of common stock issuable upon the exercise of options that are currently exercisable and (iii) 41,667 shares of common stock issuable upon the exercise of options within 60 days of the date hereof.

ORIGINAL REPORT ON SCHEDULE 13D

Item 1. Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, no par value per share (the “Common Stock”), of Bio-Path Holdings, Inc., a Utah corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2626 South Loop, Suite 180, Houston, Texas 77054.

Item 2. Identity and Background

(a) This Schedule 13D is being filed by Peter H. Nielsen, an individual (the “Reporting Person”).

(b) The Reporting Person’s principal business address is 2626 South Loop, Suite 180, Houston, Texas 77054.

(c) The Reporting Person is a Director and the President, Chief Executive Officer and Chief Financial Officer of the Issuer.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The securities were acquired other than by purchase.

Pursuant to an Agreement and Plan of Merger and Reorganization dated September 27, 2007 (the “Merger Agreement”), by and among Bio-Path, Inc., a Utah corporation (“Bio-Path”), the Issuer and Bio-Path Acquisition Corp., a Utah corporation (“Merger Sub”), Merger Sub merged with and into Bio-Path, with Bio-Path surviving the merger and becoming a wholly-owned subsidiary of the Issuer (the “Merger”). The Merger was effective as of the close of business on February 14, 2008.

At the effective time of the Merger, the legal existence of Merger Sub ceased and all of the 1,000 shares of Merger Sub common stock that were outstanding immediately prior to the Merger were cancelled, with one share of Bio-Path common stock issued to the Issuer. Simultaneously, the former shareholders of Bio-Path common stock received an aggregate of 38,023,578 shares of the common stock of the Issuer, representing approximately 91.35% of the Issuer’s common stock outstanding immediately after the Merger. The holders of the outstanding shares of common stock of Bio-Path immediately before the Merger received 2.20779528 shares of the Issuer common stock for each share of Bio-Path common stock beneficially owned. The Reporting Person received 5,164,433 shares of the Issuer’s common stock in the Merger.

On October 14, 2008, the Reporting Person was awarded options to purchase 1,500,000 shares of Common Stock of which all are currently exercisable.

On August 8, 2013, the Reporting Person was awarded options to purchase 1,500,000 shares of Common Stock of which (i) 750,000 options to purchase shares of Common Stock are currently exercisable and (ii) 41,667 of the remaining 750,000 options vest within 60 days of the date hereof.

Item 4. Purpose of Transaction

The Reporting Person acquired the Common Stock solely for the purpose of investment. The Reporting Person may make additional purchases or sales of the Issuer’s securities either in the open market or in private transactions depending on the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, general economic conditions, money and stock market conditions and other future developments.

Except in the ordinary course of acting in his capacity as an officer and a director of the Issuer, as of the date hereof, the Reporting Person has no present plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment Issuer, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Issuer Act of 1940;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Person beneficially owns 7,456,100 shares of Common Stock, which includes (i) 5,164,433 shares owned of record, (ii) 2,250,000 shares of common stock issuable upon the exercise of options that are currently exercisable and (iii) 41,667 shares of common stock issuable upon the exercise of options within 60 days of the date hereof.

(b) All shares of Common stock beneficially owned by the Reporting Person represent 9.6% of the outstanding shares of Common Stock of the Issuer based on (i) 75,380,214 shares outstanding as of August 5, 2013 plus (ii) the aforementioned 2,250,000 shares of common stock issuable upon the exercise of options that are currently exercisable and (iii) the aforementioned 41,667 shares of common stock issuable upon the exercise of options within 60 days of the date hereof.

(c) See Items 7-10 on the Cover Page for information on voting and dispositive power with respect to the shares of Common Stock disclosed in Item 5(a).

(d) See Item 3 for information on transactions with respect to the Common Stock during the past 60 days.

(e) Not applicable.

Because of an administrative oversight, the Reporting Person has not previously filed a statement on Schedule 13D with respect to some of the shares of Common Stock beneficially owned by the Reporting Person on a timely basis. The Reporting Person’s beneficial ownership, however, was known to the Issuer and was reported in the Issuer’s proxy statements.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Except for outstanding options to purchase shares of Common Stock issued under the Issuer’s First Amended 2007 Stock Incentive Plan, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Person and any other person or entity with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 26, 2013

INDIVIDUALS:

/s/ Peter H. Nielsen
Name:	Peter H. Nielsen